PEOPLES BANCORP INC.
138 Putnam Street
P. O. Box 738
Marietta, Ohio 45750
(740) 373-3155

August 20, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Erin Purnell, Staff Attorney
Office of Financial Services

Re:     Peoples Bancorp Inc.
Registration Statement on Form S-3 (File No. 333-226470)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Peoples Bancorp Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, August 23, 2018, at 4:00 p.m., Eastern Daylight Savings Time, or as soon thereafter as practicable.
In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that:

•	the Registrant is aware of the Registrant’s obligations under the Securities Act;

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and/or the Registrant’s management from their full responsibility for the adequacy and accuracy of the disclosures of the Registrant in the filing; and

•
the Registrant may not assert staff comments (or the absence thereof) and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Elizabeth (“Betsy”) Turrell Farrar of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-5607, by facsimile at (614) 719-4708 or by e-mail at etfarrar@vorys.com.

Very truly yours,
/s/ M. Ryan Kirkham
M. Ryan Kirkham
General Counsel and Corporate Secretary